

Mail Stop 4631

August 3, 2017

Via E-mail
Mr. Stephen E. Tremblay, Chief Financial Officer
Kraton Corporation
15710 John F. Kennedy Blvd.
Houston, TX 77032

     Re: **Kraton Corporation**
                Form 10-K for the year ended December 31, 2016
                Filed February 28, 2017
                File No. 1-34581

Dear Mr. Tremblay:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ John Cash

                John Cash
                Branch Chief

                Office of Manufacturing and Construction